September 30, 2009

By U.S. Mail and facsimile to 011-34-91- 257-1282.

José Antonio Alvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-12518**

Dear Mr. Alvarez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on the Company
Business Overview
Impaired Assets, page 71

1.   We note that your non-performing assets balance has increased significantly in each of the last three years 2006, 2007 and 2008 and for the six-month period ended June 30, 2009. Please tell us and revise your disclosure in future filings to address the following:

  a.   Provide a more detailed disclosure related to changes in (and related trends in) your non-performing assets balance. In this regard, please provide a more granular discussion of the reasons for the increase in your ratio of non-performing assets to computable credit risk as well as the decrease in the coverage ratio. These trends do not appear to be directionally consistent with your disclosures on page 207 regarding general worldwide credit trends and the trends identified in your risk factor on page 19.

b. Consider revising your disclosure on page 72 to provide additional detail relating to the types of loans included in the "other" category of non-performing loans.

c. In your revised disclosures, specifically quantify how much of the increase in non-performing loans was related solely to acquisitions during the year versus the increase due to economic conditions or credit quality.

Consolidated Financial Statements
1. Introduction, basis of presentation of the consolidated financial statements and other information
(h) Events after the balance sheet date, page F-19

2.	We note your disclosure of the solution offered to customers affected by the Lehman Brothers bankruptcy in February 2009 and the solution offered to your private banking customers who had invested in Optimal Strategic affected by the Madoff fraud in January 2009. We further note that the cost of these solutions was recorded in your December 31, 2008 financial statements. Please include disclosure in future filings to clarify why these events were adjusting events as that term is defined by paragraph 3 of IAS 10.

7. Debt Instruments, page F-79

3.	Please clarify your disclosure that at December 31, 2008 other debt securities totaling €22,487 million were assigned to own obligations. In this regard, please disclose whether this relates to collateral assigned to your own obligations or whether this represents amounts related to the repurchase of your own debt securities. If the latter is true, please tell us how the continued recognition of these securities complies with paragraph 42 if IAS 39.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your future filings and provides any requested

José Antonio Alvarez
Banco Santander, S.A.
September 30, 2009
Page 3

supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3303 if you have questions.

Sincerely,

Rebekah Blakeley Moore
Senior Accountant